Exhibit 99.3

 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Q 1  2018 FINANCIAL RESULTS INTERNACIONAL SHOPPING | S ÃO P AULO S HOPPING L IGHT | S ÃO P AULO G - C ITY | R ISHON L EZION G - TZAMERET | TEL AVIV G | KFAR SABA B RICKELL | M IAMI B RIDGE T OWER | N EW Y ORK

 DISCLAIMER GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE This presentation may include forward - looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward - looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward - looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward - looking statements and can be identified by the use of forward - looking terminology such as the words " anticipate", " believe", " could", " estimate", " expect", " intend", " may", " plan", " predict", " project", " will" and similar terms and phrases. Any forward - looking information contained in this presentation is based, in addition to existing information of the Company, on present Company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward - looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and the forward - looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward - looking statements ultimately prove to be correct. Forward - looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward - looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F - 1 , Registration Statement on Form F - 3 , Annual Report on Form 20 - F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U. S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors. ” All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previo us statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that o ccu r, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit - Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Gazit - Globe Ltd.

 FIRST QUARTER 2018 – HIGHLIGHTS GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Strong o perational results, in particular in Brazil and Israel Continued Execution of our strategy to increase our share investments in our private subsidiaries and invest in mixed use retail based assets in major urban markets • Same property NOI growth of 3.7 % compared to the same quarter in 2017 , with 15.6 % in Brazil and 7.8 % in Israel; • Same Property sales in the quarter increased by 10.4 % and 6.6 % in Brazil and Israel, respectively, compared with the same quarter in 2017 . • O ccupancy rate as of March 31 , 2018 , increased by 1.2 % to 96.1%, compared to 94.9 % as of March 31 , 2017 . • Midpoint FFO guidance for 2018 is NIS 3.68 per share, increase of 2.8 % compared with the FFO in 2017 . • Sold in 2018 10.3 million shares of Regency for approx. $ 598 million (NIS 2.1 billion), and now hold approx. 8.2 million shares of Regency, representing approx. 4.8 % of of Regency, 8 % out of our company’s total assets (expanded solo). • Following these sales, the Company's private directly held investments is approx. 31 % out of its total assets. • In April, Gazit Brasil completed the acquisition of 70 % of Internacional Shopping Center in the Sao Paulo metropolitan area of Brazil for R$ 937 M (USD 281 million). • The Company and its consolidated subsidiaries (excluding First Capital Realty) have ongoing development and redevelopment projects of approx. 149,000 sqm ( Gazit's share is approx. 90,000 sqm ) out of which approx. 55,000 sqm ( Gazit's share is approx. 33,000 sqm ) will be coming online in 2018 . • The Company and its wholly owned private subsidiaries have approved additional building rights of approx. 575,000 sqm out of which 80,000 sqm are in the planning process in Israel and 9,300 sqm are in the planning process in Miami

ONGOING DEVELOPMENT OF APPROX. 149,000 SQM GLA EXPECTED DELIVERY 2018-2021(*)

Project	Location	Est. GLA (sqm)	Use	Gazit's Share	Completion Date	Cost to Completion (m' NIS)	Investment as of 31/3/2018	Est. NOI (m' NIS)	Est. NOI Gazit's (m' NIS)share
Total 2018		**54,759**							
Molndal Galleria	Gothenburg, Sweden	24,000	Commercial	46.2% (1)	Q3/2018	314.3	188.6	30-33	14-15
Atrium Targowek	Warsaw. Poland	8600	Commercial	60% (1)	Q4/2018				N/A (2)
Mais - adding 2nd floor	Sao Paulo, Brazil	8,759	Commercial	100%	Q4/2018	47.5	12.3	7	7
2nd Stage Atrium Promenada	Warsaw. Poland	13,400	Commercial	60% (1)	Q4/2018				N/A (2)
Total 2019		**18,965**							
G Fashion	Rishon Letzion, Israel	13,265	Commercial	100%	Q4/2019	82.5	75	15	15
Atrium Reduta	Warsaw. Poland	5700	Commercial	60% (1)	2019				N/A (2)
Total 2020		**2,200**						**7**	**7**
Kochav Hazafon	Tel Aviv, Israel	2,200	Commercial	100%	Q1/2020	25	80	7	7
Total 2021		**72,900**							
Lippulaiva	Greater Helsinki Area, Finland	44,300	Commercial	46.2% (1)	2021	662.0	238.8	56-61	26-28
3rd Stage Atrium Promenada	Warsaw. Poland	28,600	Commercial	60% (1)	2021				N/A (2)
Total Ongoing Development		**148,824**							
Gazit's Share (1)		**89,559**							

(1) Gazit's share
(2) Atrium hasn't published development budget.

Not including development projects in First Capital with a total investment of approx. NIS 2.6 billion, which as of 31 March, 2018 approx. NIS 2.3 billion has been invested

LOCATION LOCATION LOCATION
GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

(*) include forward-looking statements, please refer to page 2.

4

Additional Building Rights in Israel GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE 80 thousands sqm in planning process in Israel, GLA is expected to increase by 50 % and the NOI  by approx. NIS 55 million Project Gazit's Share Location Use Est. GLA (sqm) Est. GLA Gazit's Share (sqm) Est. NOI Gazit's Share (m' NIS) Completion Date Expected Cost (m' NIS) G Kfar Saba 51% Kfar Saba 26,750 13,600 13-17 2023 165-180 G City Office Building 100% Rishon Letzion Office 53,100 53,100 38-42 2023 450-500 79,850 66,700 51-59 615-680 Ramat Aviv 50% Tel Aviv Commercial and Resi. 32,400 16,200 G Kfar Saba Adjcent Land Plot 25.5% Kfar Saba Commercial 12,750 3,250 Additional Building Rights in the Portfolio 70% Mixed 27,800 19,385 72,950 38,835 152,800105,535 Commercial and Office Total On Planning Stages in Israel Not Scheduled Not Scheduled Total on Planning and Additional Building Rights in Israel Total Additional Building Rights Not Scheduled - In Plan In Planning Stages in Israel (*) Include forward - looking statements, please refer to page 2 . (*)

 Additional Building Rights - Gazit Horizons  GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Brickell Gateway, Miami, FL – In Planning • Gazit Horizons has approx. 35 thousands sqm building rights, out of which 9.3 thousands sqm is expected to be developed in stage one. • Estimated project cost is $ 50 - 60 million (including land and proceeds from selling remaining building rights). • Estimated annual NOI is $ 3.5 - 4.5 million. • Expected ground breaking - 2019 . (*) include forward - looking statements, please refer to page 2 . (*)

 Additional Building Rights – Gazit Brasil GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Paulista 1267 – In Planning • Additional building rights of approx. 9.7 thousands sqm on avenue Paulista in Sao Paulo. • Gazit Brasil is considering potential to unlock additional building rights through land assemblages. Additional Building Rights in the portfolio in Brazil of more than 400 thousands sqm • Different Uses – commercial, office, hotel and residential • Gazit Brasil views these building rights as longer terms value drivers and has no near term plans to utilize these right. (*) include forward - looking statements, please refer to page 2 . (*)

 Exiting Equity One GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Our execution actions have generated positive value of $ 165 m, in a declining market environment In January 2016 we announce our strategy to reduce the share of our public holdings Million USD Million USD EQY value before merger (November 14, 2016) ($27.87 Per Share, 49.6 million shares) 1382 REG value post merger with a 14% premium ($68.4 Per Share, 22.3 million shares) 1528 Market Selling - 1% discount -14 Proceeds from shares sold (14.2 shares in average price of $60.3 per share) 856 Proceeds 1369 Tax on Sold Shares (21%) -113 Tax (35%) -270 Commission on Selling in Tranches -9 Net Proceeds 1098 Net Proceeds 734 Dividends received from January 2016, Net of Tax 72 Gain from derivatives 48 Position Value as of 23/5/2018 ($57.8 per share, 8.2m shares) 474 Sale Commission (1%) -5 Expected Tax on Remained shares (21%) -60 Value from Selling Equity One in Market 1,098 Total Value From Sold Shares and Remained Position 1,263 Scenario of Selling EQY in 2016 Selling REG

 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE FINANCIAL RESULTS Q 1  2018 G CITY I RISHON LE’TZION 41 WINTER STREET I BOSTON I MA

 3.70 % Same property NOI growth of 3.7 % Q1/2017 Q1/2018 477 492 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Million NIS US- REG Canada - FCR Northern Europe Central & Eastern Europe Brazil Israel 4.0% 2.6% 0.8% 4.1% 15.6% 7.8 % Same property NOI growth of 15.6 % in Brazil and 7.8 % in Israel GEOGRAPHIC SPREAD FIRST QUARTER 2018 – HIGHLIGHTS NOI increased by 3.1 % vs. same quarter in 2017 9 39    NOI Q 1 / 18 * Others (*) The NOI is as presented in the company’s financial reports. Others include Germany and the US. Million NIS

 Geographic Spread Total GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE INCREASE IN OCCUPANCY RATE OF 1.2 % TO  94.9% 96.1 % Regency - US Canada Northern Europe CEE Brazil Israel 95.3% 94.5% 96.0% 95.4% 91.9% 95.7% 95.1% 96.2% 96.1% 96.9% 95.9% 98.6% 31/03/2017 31/03/2018

 Economic FFO is presented based on management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO .     GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Q1/2017 Q4/2017 Q1/2018 0.89 0.84 0.87 Economic FFO per share increased by 3.7 % from last quarter and decreased by 2.2 % compared with same period last year Q1/2017 Q4/2017 Q1/2018  162  Economic FFO increased by 3.7 % from last quarter and decreased by 3.4 % compared with same period last year ECONOMIC FFO (1) (1)

 0.60 0.70 0.80 0.90 1.00 1.10 1.20 FFO Gazit Brasil FFO Public Investments FFO Gazit Israel Investing in CTY G&A Fx- changes FFO Horizons Financing, Tax and others Selling REG and FCR shares 0.89 0.87 0.05 0.02 0.01 0.01 0.01 0.01 0.03 0.03 0.07 (1) (1) Economic FFO is presented based on management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO. ECONOMIC FFO DECREASED FROM SELLING SHARES OF REG AND FCR GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE FFO  per share  Q 1 / 2018 (1) FFO  per share  Q 1 / 2018 (1)

 (1) OTHER P&L HIGHLIGHTS (in NIS millions except per share data) (Unaudited) 3 Months ended March 31   change   Property rental income       Consolidated cash flow from operating activities    - Loss attributable to equity holders of the company      - Loss per share attributable to equity holders of the company     - Adjusted Net Income attributable to equity holders of the company   Fair value gain from investment property     Net Income adjusted for impact of derivatives and changes in the fair value of Regency shares, net of tax. GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE (1) Q 1 / 201 8 NIS million  Loss attributable to equity holders of the company Adjustments  Loss on Regency shares net of tax  Loss on SWAPs  Gain on financial derivatives  Adjusted Net Income attributable to equity holders of the company Adjusted Net Income attributable to equity holders for the quarter is NIS 240 million (1) (1)

 BALANCE SHEET HIGHLIGHTS 31/12/2017 31/3/2018 51.4 50.2 12/31/2017 3/31/2018 53.4% 53.9 % LTV ( expanded solo) increased by 0.5 % Equity decreased by NIS 221 million 31/12/2017 31/3/2018 9,936 9,715 Equity per share decreased by NIS 1.2 per share GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE ʥ  Million NIS 12/31/2017 3/31/2018 52.6% 52.0 % LTV ( consolidated) decreased by 0.6%

 40.00 43.00 46.00 49.00 52.00 55.00 Equity per share as of 31/12/2017 FFO Gain of Financial Derivatives Position Adjustments of currency translations Fair value gain from investment property Change in Regency Value net of Tax Dividend Paid Other Equity per share as of 31.3.2018 51.40 50.22 0.87 0.53 0.50 0.32 2.74 0.38 0.28 Changes in Shareholders’ Equity Equity per share (NIS) GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

 FINANCIAL STRENGTH MORUMBI | S ÃO P AULO KOKHAV HATZAFON | T EL A VIV GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE BRIDGE TOWER I NEW YORK I NY

  (*) Repayments in 2019 include Series 10 principal of NIS 75  m with coupon of 6.5 % which is secured  by part of G City in Rishon Lezion , Israel. WELL STAGGERED DEBT MATURITY SCHEDULE - EXPANDED SOLO AS OF  /  /  1,282 1,506 1,175 1,036 954 1,088 1,197 745 1,029 1,460 11.2% 13.1% 10.2% 9.0% 8.3% 9.5% 10.4% 6.5% 9.0% 12.7% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 0.0 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 2018 2019 2020 2021 2022 2023 2024 2025 2026   ʤʩʸʧʠʬʥ           ( * ) ▪ Weighted average debt maturity: 4.  years ▪ Average interest rate: 4. 6 % GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Million NIS and thereafter

 5.8 3.7 (1) Cash, short term securities and unutilized credit facilities. Not including liquidity in FCR amounting to NIS 1.3 B LIQUIDITY AND FINANCIAL STRENGTH   The company and its private subsidiaries Consolidated subsidiaries Liquidity NIS  billions GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

 Internacional Shopping Plano de Expansão T OP C ENTER | S ÃO P AULO T OP C ENTER | S ÃO P AULO ʭʧʺʮ G  ʺʸʮʶ  ʡʩʡʠʬʺ ʭʧʺʮ G  ʠʡʱʸʴʫ C IDADE J ARDIM | S ÃO P AULO G - C ITY | R ISHON L EZION Adi Jemini EVP & CFO   GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE THANK YOU FOR YOUR TIME. CONTACT INFORMATION Doron Lavi Segelson Head of Investor Relations + 972.3.6948037   dlavi@gazitgroup.com